gmm6k-_093003.txt


                                   FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Act of 1934

                      For the month of September 2003

                     Mexico Mining Group, S.A. de C.V.
              (Translation of Registrant's name into English)

                        Minera Mexico, S.A. de C.V.
                     Baja California 200 Col. Roma Sur
                            06760 Mexico, D.F.
                  (Address of principal executive offices)
Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F of Form 40-F

                         Form 20-F X          FORM 40-F

Indicate by check mark whether the registrant by furnish the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-32(b) under the Securities Exchange Act of 1934

                            Yes:               No X

If "yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 SIGNATURE PAGE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MINERA MEXICO, S.A. DE C.V. (PREVIOUSLY GRUPO MINERO MEXICO, S.A. DE C.V. (1))

Date: November 12, 2003


By:
Name: Ernesto Duran Trinidad
Title: Corporate Comptroller







              MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES (1)
         CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003 AND 2002 EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF SEPTEMBER 30, 2003

                  A  S  S  E  T  S

                                                         2003          2002
CURRENT:
Cash and marketable securities                    $    631,623    $ 1,007,325
  Notes and accounts receivable
  Trade,                                               646,706        606,337
  Affiliated companies                                 393,021      2,783,754
  Recoverable taxes                                    414,161        410,331
  Other                                                127,932        202,341
                                                    ----------     ----------
                                                     1,581,820      4,002,763

Inventories of primary and secondary
  metals and byproducts                              1,128,971      1,025,597
Materials and supplies,                              1,047,754      1,038,830
Prepaid expenses and other                              65,712         49,531
                                                    ----------     ----------
     Total current assets                            4,455,880      7,124,046

AFFILIATED COMPANIES LONG TERM                          75,461      9,199,301

OTHER ASSETS:
  Deferred charges                                   2,386,367      2,435,006
  Share in trust and others                            620,740        433,507
                                                    ----------     ----------
                                                     3,007,107      2,868,513

PROPERTY AND EQUIPMENT,                             28,031,933     29,788,260

INVESTMENTS IN SHARES OF ASSOCIATED AND
  OTHER UNCONSOLIDATED COMPANIES                         6,401          6,111

GOODWILL                                                90,057        117,651
                                                    ----------     ----------
                                                  $ 35,666,839   $ 49,103,882
                                                    ==========     ==========




(1) On may 28, 2003, we and Minera Mexico, S.A. de C.V. held an extraordinary shareholders meetings approving the merger of Grupo Minero Mexico, S.A. de C.V. and into Minera Mexico, S.A. de C.V. between ourselves and with regard to legal, tax and accounting rights and obligations among ourselves, the merger was effective on June 1, 2003.
Under Mexican law, the validity of the merger vis-a-vis third parties is effective ninety days after the registration of the shareholders' resolutions and accompanying merger agreement with the Mexican public registry of commerce. The executed resolutions and accompanying merger agreement were registered on July 2, 3003, with the Mexican public registry of commerce.
Minera Mexico's financial information shown in this report, contains incorpo-rated the effects of the merger above mentioned, and that they were as follows.
The consolidated results (losses) accumulated of the period of nine months ended on September 30, include the capitalization of the results of the period of January 1st. to May 30, 2003 (date when the merger took place) with an amount of $358.0 million pesos which are integrated basically for and amount of $70.0 million pesos of operating losses, $173.1 million pesos of net comprehensive financing costs, $106.3 million of deferred tax effect and $8.8 million pesos of other smaller items, situation that was reflected as a de-crease in the stockholders equity.


















































                 LIABILITIES AND STOCKHOLDERS'EQUITY
                                                         2003         2002
CURRENT:
  Notes and interest payable                         $   206,475  $ 2,083,550
  Accounts payable and accrued liabilities             1,841,735    2,478,995
  Affiliated companies                                   382,053      618,085
  Income tax, asset tax and
   employee profit sharing                               138,732      142,908
                                                      ----------   ----------
        Total current liabilities                      2,568,995    5,323,538

LONG-TERM DEBT                                        14,283,902   11,959,544

LIABILITY FOR VOLUNTARY RETIREMENT, PENSIONS,
  SENIORITY PREMIUMS AND MEDICAL SERVICES                403,902      308,725
AFFILIATED COMPANIES LONG TERM                           677,399      606,136

DEFERRED INCOME TAXES                                  7,691,567    7,600,118
                                                      ----------   ----------
        Total liabilities                             25,625,765   25,798,061

STOCKHOLDERS' EQUITY:
  Capital stock                                        6,121,046   12,010,623
  Additional paid-in capital                           1,699,566       22,931
  Effect in merger                                        70,326        -
  Retained earnings                                   17,816,443   39,220,732
  Initial effect of deferred income taxes            (10,075,460)  (8,803,672)
  Cumulative effect of restatement                    (6,506,654) (20,038,856)
                                                      ----------   ----------
        Total majority stockholders' equity            9,125,267   22,411,758
Minority interest                                        915,807      894,063
                                                      ----------   ----------
                                                      10,041,074   23,305,821
                                                      ----------   ----------
        Total stockholders' equity                  $ 35,666,839 $ 49,103,882
                                                      ==========   ==========






















                MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE PERIODS ENDED SEPTEMBER 30 2003 AND 2002
    IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER OF SEPTEMBER 30, 2003


                                                    2003            2002
                                              --------------   -------------
NET SALES                                      5,800,435  100  5,723,203  100
COST OF SALES                                  4,235,947   73  4,183,854   73
                                              ----------       ---------
                                               1,564,488   27  1,539,349   27

OPERATING EXPENSES:
 Administrative expenses                         256,427    4    268,292    5
 Depreciation and amortization                 1,411,849   24  1,318,602   23
                                              ----------       ---------
OPERATING LOSS                                  (103,788)  (2)   (47,545)  (1)

NET COMPREHENSIVE FINANCING COST:
 Interest expense, net                           388,037    7    444,586    8
 Exchange loss, net                              841,116   15    281,102    5
 Realized income on hedging activities            (1,226)   -      -        -
 Monetary position loss (gain)                  (141,711)  (2)  (185,784)  (3)
                                              ----------        --------
                                               1,086,216   19    539,904    9

OTHER INCOME (EXPENSES), net                     (50,469)  (1)   (30,026) (1)
                                              ----------        --------
   Loss before provisions                     (1,240,473) (21)  (617,475) (11)
PROVISIONS FOR:
 Income taxes                                     27,185    -     15,760    -
 Deferred tax                                    (69,092)  (1)    23,234    -
 Asset taxes                                     159,036    3    136,438    2
 Employee profit sharing                          11,355    1     11,507    -
                                              ----------      ----------
                                                 128,484    2    186,939    3
                                              ----------      ----------
     Consolidated net loss for the periods    (1,368,957) (24)  (804,414) (14)
                                              ==========       =========

ALLOCATION OF CONSOLIDATED NET LOSS:

     Majority interest                        (1,374,502) (24)  (820,164) (14)
     Minority interest                             5,545    -     15,750    -
                                              ----------      ----------
                                              (1,368,957) (24)  (804,414) (14)
                                              ==========       =========

Average realized copper (cts. pound)               79.00         76.00
Average realized zinc price (cts. pound)           39.00         39.00
Exports                                            46.64%        46.44%
Ratio of EBITDA to interest expense                 1.67          1.41
Inflation rate                                      4.03%         4.94%
Devaluation rate (average)                         12.24%         1.28%)
Earnings per share                                 (1.79)        (1.26)
Number of shares                             769,604,346   659,161,917






                  MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE THIRD QUARTER OF 2003 AND 2002
   IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER OF SEPTEMBER 30, 2003


                                           2003            2002
                                     --------------   ------------
                                      QTR.  3    %    QTR.  3
                                     ---------       ---------   %
NET SALES                            2,193,364  100  1,933,795  100
COST OF SALES                        1,618,880   74  1,420,838   73
                                     ---------       ---------
                                       574,484   26    512,957   27

OPERATING EXPENSES:
 Administrative expenses                95,516    4     73,137    4
 Depreciation and
   amortization                        468,788   21    442,233   23
                                     ---------       ---------

OPERATING INCOME (LOSS)                 10,180    -     (2,413)   -

NET COMPREHENSIVE FINANCING COST:
 Interest expense, net                 291,370   13    314,025   16
 Exchange loss (gain), net             604,333   28    (24,412)  (1)
 Realized income on hedging
   activities                               (1)  -       -       -
 Monetary position (gain)
   Loss                               (185,232)  (8)   (68,395)  (4)
                                     ---------       ---------
                                       710,470   32    221,218   11

 OTHER INCOME (EXPENSES), net          (79,574)  (4)    (5,536)   -
                                     ---------       ---------
     (loss) Income before
   provisions                         (779,864) (36)  (229,167) (12)

PROVISIONS FOR:
 Income taxes                           20,596    1      2,050    -
 Deferred income taxes                (267,864) (13)  (128,841)  (7)
 Asset taxes                            99,226    5     61,657    3
 Employee profit sharing                 9,418    1      8,157   -
                                     ---------       ---------
                                      (138,624)  (6)   (56,977)  (3)
                                     ---------       ---------
   Consolidated net (loss)
          for the periods             (641,240) (29)  (172,190)  (9)
                                     =========       =========

ALLOCATION OF CONSOLIDATED NET
  LOSS:
 Majority interest                    (646,232) (29)  (181,082)  (9)
 Minority interest                       4,992   -       8,892   -
                                     ---------       ---------
                                      (641,240) (29)  (172,190)  (9)
                                     =========       =========

   Average realized copper
     price(cts. Pound)                         81.00           75.00
   Average realized zinc
     price (cts. Pound)                        40.00           39.00
   Exports                                     56.33%          39.80%
  *LTM Ratio of EBITDA to
     interest expense                           1.67            1.41
   LTM inflation rate                           4.03%            4.94%
   LTM devaluation rate (average)              12.24%            1.28%
   Earnings per share                          (0.84)          (0.27)
   Number of shares                       769,604,346     650,161,917




* Last twelve months










































                         MINERA MEXICO, S.A. DE C.V.
                                  S A L E S
                ACCUMULATED AS OF SEPTEMBER 30th, 2003 AND 2002


         C O N C E P T                       REAL      REAL   VARIATION    %
                                             2003      2002
                                V  O  L  U  M  E
GOLD                               (Kg)        719       772       (53)    (7)
SILVER                             (Kg)    349,093   367,282   (18,189)    (5)
LEAD                               (TONS)   16,225    20,100    (3,875)   (19)
COPPER                             (TONS)  196,968   213,620   (16,652)    (8)
ZINC                               (TONS)   70,669    74,919    (4,250)    (6)
ZINC CONTAINED  IN CONCENTRATES    (TONS)   16,193    23,904    (7,711)   (32)
COPPER CONTAINED IN CONCENTRATES   (TONS)      677    (1,419)    2,096   (148)


                           THOUSANDS OF MEXICAN PESOS
    EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY AS OF
                             SEPTEMBER 30th, 2003

GOLD                                2%      88,045    76,955    11,090     14
SILVER                             10%     578,713   554,582    24,131      4
LEAD                                1%      80,879    90,368    (9,488)   (10)
COPPER                             63%   3,681,812 3,573,911   107,901      3
ZINC                               11%     654,028   647,266     6,762      1
ZINC CONTAINED  IN CONCENTRATES     3%     155,182   191,504   (36,322)   (19)
COPPER CONTAINED IN CONCENTRATES    0%     13,271   (20,002)   33,273   (166)
OTHERS                              9%     548,503   608,619   (60,116)   (10)
                                         --------- ---------  --------    ---
           T O T A L              100%   5,800,435 5,723,203    77,231      1

TOTAL THOUSAND DOLLARS            100%     526,463   556,463   (29,516)    (5)


                           % OF CONTRIBUTION PER COMPANY

                                   VARIATION IN      % OF PARTICIPATION
                                 SALES  2003/2002     TOTAL SALES 2003
                                 PESOS    DOLLARS          PESOS
                                 -----    -------          -----
MEXCOBRE                          (5%)      (6%)             59%
I.M.M.S.A.                        (9%)     (14%)             27%
MEXCANANEA                        13%        7%              14%
MINERA MEXICO                      1%       (5%)            100%












                           MINERA MEXICO, S.A. DE C.V.
                                     SALES
                  ACCUMULATED AS OF SEPTEMBER 30tht, 2003 AND 2002
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF THE MEXICAN CURRENCY
                          AS OF SEPTEMBER 30th, 2003
                          (THOUSAND OF MEXICAN PESOS)

         C O N C E P T                     REAL       REAL     VARIATION    %
                                           2003       2002
       MINERA MEXICO
GOLD                                      88,045     76,955     11,090     14
SILVER                                   578,713    554,582     24,131      4
LEAD                                      80,879     90,368     (9,488)   (10)
COPPER                                 3,681,812  3,573,911    107,901      3
ZINC                                     654,028    647,266      6,762      1
ZINC CONTAINED  IN CONCENTRATES          155,182    191,504    (36,322)   (19)
COPPER CONTAINED IN CONCENTRATES          13,271    (20,002)    33,273   (166)
OTHERS                                   548,503    608,619    (60,116)   (10)
                                       ---------  ---------  ---------    ---
            T O T A L                  5,800,435  5,723,203     77,231      1

            MEXCOBRE
GOLD                                      50,518     59,006     (8,488)   (14)
SILVER                                   195,380    264,147    (68,767)   (26)
COPPER                                    90,034      6,050     83,984  1,388
ELECTROLYTIC CATHODIC COPPER           1,653,602  1,552,347    101,255      7
ELECTROWON CATHODIC COPPER               283,796    206,614     77,182     37
COPPER ROD                               790,838  1,298,436   (507,598)   (39)
COPPER CONTAINED IN CONCENTRATES               0    (31,290)    31,290   (100)
MOLYBDENUM                               298,982    246,467     52,515     21
OTHERS                                   118,179     76,471     41,708     55
                                       ---------  ---------    -------    ---
            SUBTOTAL                   3,481.329  3,678,249   (196,919)    (5)

INTERCOMPANY  SALES                       76,068    260,126   (184,058)   (71)
                                       ---------  ---------  ---------    ---
            TOTAL                      3,405,261  3,418,123    (12,862)    (0)
                                       =========  =========  =========    ===

 IMMSA/MIMENOSA(underground mines)
GOLD                                      52,105     45,399      6,706     15
SILVER                                   460,352    503,727    (43,375)    (9)
LEAD                                      80,879     90,368     (9,488)   (10)
COPPER                                   242,607    232,193     10,414      4
ZINC                                     633,047    623,989      9,059      1
ZINC CONTAINED IN CONCENTRATES           199,813    191,506      8,307      4
COPPER CONTAINED IN CONCENTRATES          51,680     92,235    (40,554)   (44)
OTHERS                                   184,910    317,534   (132,624)   (42)
                                       ---------  ---------    -------    ---
            SUBTOTAL                   1,905,393  2,096,949   (191,556)    (9)
INTERCOMPANY SALES                       344,575    557,870   (213,295)   (38)
                                       ---------  ---------    -------    ---
            TOTAL                      1,560,818  1,539,079    (21,739)     1
                                       =========  =========    =======    ===




          MEXCANANEA
GOLD                                          49          0         49    100
SILVER                                    23,497     15,496      8,000     52
COPPER                                    (1,105)    45,411    (46,516)  (102)
COPPER CATHODES                          843,035    748,187     94,848     13
COPPER CONTAINED IN CONCENTRATES       1,164,125    986,027    178,098     18
                                       ---------  ---------  ---------    ---
            SUBTOTAL                   2,029,601  1,795,121    234,480     13
INTERCOMPANY SALES                     1,195,246  1,029,120    166,126     16
                                       ---------  ---------  ---------    ---
            TOTAL                        834,355    766,002     68,354      9
                                       =========  =========  =========    ===













































                       MINERA MEXICO, S.A. DE C.V.
                             SALES VOLUME
             ACCUMULATED AS OF SEPTEMBER 30th. 2003 AND 2002
                             (METRIC TONS)


              C O N C E P T               REAL      REAL
                                          2003      2002     VARIATION    %
          MINERA MEXICO

GOLD    (Kg)                                719        772        (53)    (7)
SILVER  (Kg)                            349,093    367,282    (18,189)    (5)
LEAD                                     16,225     20,100     (3,875)   (19)
COPPER                                  196,968    213,620    (16,652)    (8)
ZINC                                     70,669     74,919     (4,250)    (6)
ZINC CONTAINED IN CONCENTRATES           16,193     23,904     (7,711)   (32)
COPPER CONTAINED IN CONCENTRATES            677     (1,419)     2,096   (148)

          MEXCOBRE

GOLD    (Kg)                                417        599       (182)   (30)
SILVER  (Kg)                            118,365    177,606    (59,241)   (33)
COPPER                                    5,764        431      5,333  1,237
ELECTROLYTIC CATHODIC COPPER             82,231     72,898      9,333     13
ELECTROWON CATHODIC COPPER               15,155     12,634      2,521     20
COPPER ROD                               40,168     75,579    (35,411)   (47)
COPPER CONTAINED IN CONCENTRATES              0     (2,096)     2,096   (100)
MOLYBDENUM                                2,473      2,696       (223)    (8)

          IMMSA/MIMENOSA

GOLD    (Kg)                                408        457        (49)   (11)
SILVER  (Kg)                            279,289    325,656    (46,367)   (14)
LEAD                                     16,225     20,100     (3,875)   (19)
COPPER                                   13,340     14,028       (688)    (5)
ZINC                                     68,992     73,349     (4,357)    (6)
ZINC CONTAINED IN CONCENTRATES           21,373     23,904     (2,531)   (11)
COPPER CONTAINED IN CONCENTRATES          2,740      5,793     (3,053)   (53)

          MEXCANANEA

SILVER  (Kg)                             14,133      9,865       4,268    43
COPPER                                        0      2,623      (2,623) (100)
COPPER CATHODES                          46,509     47,631      (1,122)   (2)
COPPER CONTAINED IN CONCENTRATES         61,674     59,433       2,241     4













                        MEXICANA DE COBRE, S.A. DE C.V.
               COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                  ACCUMULATED OF SEPTEMBER 30th. 2003 AND 2002

          C O N C E P T                 REAL       REAL      VARIATION   %
                                        2003       2002
     M I N  E
PERFORATION       (METERS)           221,136     207,264      13,872     7%
ORE               (000MT)             19,254      16,980       2,274    13%
ORE GRADE                    %         0.512       0.535      (0.023)   (4%)
LEACH ORE         (000 MT)            20,907      20,029         878     4%
ORE GRADE                    %         0.272       0.258       0.014     5%
WASTE             (000 MT)            14,113      11,988       2,125    18%
STRIPPING RATIO   W/(O+L)               0.35        0.32        0.03     9%
STRIPPING RATIO   (L+W)/O               1.82        1.89       (0.07)   (4%)
MATERIAL MOVED    (000 MT)            54,273      48,998       5,275    11%

CONCENTRATOR RECOVERY        %         77.14       78.77       (1.63)   (2%)

    CONCENTRADOR
CONCENTRATES PRODUCED                294,536     258,980      35,556    14%
COPPER CONTAINED RECOVERED            76,654      71,145       5,509     8%

    GRADES
COPPER IN CONCENTRATES
  PRODUCED                   %         26.03       27.47       (1.44)   (5%)
POUNDS OF COPPER PRODUCED        168,992,882 156,847,447  12,145,435     8%
SILVER CONTAINED IN
  CONCENTRATES               KGS.     40,754      33,383       7,371    22%
GOLD CONTAINED IN
  CONCENTRATES               KGS.        139         101          38    38%
MOLIBDENUM CONTAINED PRODUCED          2,506       2,709        (203)   (7%)

   SX-EW PLANTS
COPPER CATHODES PRODUCED              15,655      13,690       1,965    14%
POUNDS  OF COPPER
  PRODUCED                        34,513,905  30,180,869   4,333,036    14%

   SMELTER
CONCENTRATES PURCHASED               232,497     276,289     (43,792)  (16%)
CONCENTRATES SMELTED                 506,207     544,593     (38,386)   (7%)
TOTAL SMELTED                        666,500     763,760     (97,260)  (13%)
COPPER CONTAINED                     202,897     232,572     (29,675)  (13%)
COPPER RECOVERED             %         97.29       97.50       (0.21)   (0%)

PRODUCTION  IN MT
COPPER ANODES                        155,263     185,066     (29,803)  (16%)

POUNDS OF COPPER PRODUCED        339,456,711 404,499,509 (65,042,798)  (16%)
SULFURIC ACID PRODUCED (MT)          480,950     556,900     (75,950)  (14%)
SILVER CONTAINED
IN ANODES PRODUCED          KGS.     123,533     197,380     (73,847)  (37%)

GOLD CONTAINED
IN ANODES PRODUCED          GRS.     568,382     648,688     (80,306)  (12%)



    R E F I N E R Y
COPPER CATHODES PRODUCED             126,442     150,871     (24,429)  (16%)
POUNDS OF COPPER PRODUCED        278,757,660 332,613,664 (53,856,004)  (16%)

    ROD PLANT
COPPER ROD PRODUCED                   42,092      75,033     (32,941)  (44%)
POUNDS OF COPPER PRODUCED         92,794,767 165,415,948 (72,621,181)  (44%)

    PRECIOUS METALS PLANT
GOLD REFINED                Oz.       13,099      19,271      (6,172)  (32%)
SILVER REFINED              Oz.    3,639,521   5,553,633  (1,914,112)  (34%)

TOTAL CONTAINED COPPER
  PRODUCED T.M.S            TMS      152,644     153,646      (1,002)   (1%)












































              INDUSTRIAL MINERA MEXICO/MINERALES METALICOS DEL NORTE
                    SUMMARY OF PRODUCTION OF MINES AND PLANTS
                ACCUMULATED AS OF SEPTEMBER 30th, 2003 AND 2002
                                 (METRIC TONS)
       C O N C E P T                        REAL      REAL    VARIATION    %
                                            2003      2002
         M I N E S
MILLED TONS                              3,163,660 3,539,990  (376,330)  (11)

C O N C E N T R A T E S
ZINC                                       174,086   193,156   (19,070)  (10)
LEAD                                        30,229    33,255    (3,026)   (9)
COPPER                                      61,207    69,431    (8,224)  (12)

CONTENS
ZINC                                        94,789   104,953   (10,164)  (10)
LEAD                                        15,889    18,338    (2,449)  (13)
COPPER                                      13,817    15,413    (1,596)  (10)
SILVER   (KGS)                             247,983   288,417   (40,434)  (14)
GOLD     (KGS)                             162.817   195.130   (32.313)  (17)

         P L A N T S
SAN LUIS COPPER SMELTER
GOLD     (KGS)                                 531       585       (54)   (9)
SILVER   (KGS)                             198,723   223,753   (25,030)  (11)
COPPER BLISTER                              17,150    18,518    (1,368)   (7)
ARSENIC                                      1,350     1,473      (123)   (8)

SAN LUIS ZINC REFINERY
GOLD     (KGS)                                   5         3         2    67
SILVER   (KGS)                              10,368    10,026       342     3
ZINC REFINED                                72,523    71,922       601     1
SULFURIC ACID                              126,237   130,701    (4,464)   (3)
CADMIUM                                        502       491        11     2

TOLLING
GOLD     (KGS)                                  98       118       (20)  (17)
SILVER   (KGS)                             102,480   119,618   (17,138)  (14)
LEAD                                        14,238    13,667       571     4

COAL PLANT
COKE                                        61,936    64,488    (2,552)   (4)
COAL                                       345,520   888,161  (542,641)  (61)















                         MEXICANA DE CANANEA S.A. D E C.V.
                COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                  ACCUMULATED AS OF SEPTEMBER 30th, 2003 AND 2002

     C O N C E P T                         REAL        REAL     VARIATION  %
                                           2003        2002
         M I N E
PERFORATION      (METERS)                416,626      546,300   (129,683) (24%)
ORE              (000 MT)                 14,108       14,687       (579)  (4%)
ORE GRADE                         %        0.567        0.539      0.028    5%
LEACH ORE        (000 MT)                 21,780       23,739     (1,959)  (8%)
ORE GRADE                         %        0.272        0.234      0.038   16%
WASTE            (000 MT)                 18,275       33,650    (15,375) (46%)
STRIPPING RATIO  W/(O+L)                    0.51         0.88      (0.37) (42%)
STRIPPING RATIO  (L+W)/O                    2.84         3.91      (1.07) (27%)

MATERIAL MOVED   (000 MT)                 54,163       72,076    (17,913) (25%)

CONCENTRATOR RECOVERY             %        80.62        79.86       0.76    1%

    CONCENTRATOR
CONCENTRATES PRODUCED                    230,123      243,394    (13,271)  (5%)
COPPER CONTAINED RECOVERED                64,426       62,916      1,510    2%

    GRADES
COPPER IN CONCENTRATES PRODUCED   %        28.00        25.85       2.15    8%
POUNDS OF COPPER PRODUCED            142,035,095  138,705,570  3,329,525    2%
SILVER CONTAINED IN CONCENTRATES  KGS     22,019       18,782      3,237   17%
GOLD CONTAINED IN CONCENTRATES    KGS        208          174         34   20%

    SX-EW PLANTS
COPPER CATHODES PRODUCED                  36,035       36,444       (409)  (1%)
POUNDS OF COPPER PRODUCED        LBS  79,443,327   80,345,507   (902,180)  (1%)

TOTAL CONTAINED COPPER PRODUCED  TMS      97,709       95,875      1,834    2%























            INDUSTRIAL MINERA MEXICO / MINERALES METALICOS DEL NORTE
                              COST OF PRODUCTION
                 ACCUMULATED AS OF SEPTEMBER 30th, 2003 AND 2002
                                 (US DOLLARS)

          C O N C E P T                       REAL     REAL
                                              2003     2002   VARIATION    %
        COST PER MT MILLED

CHARCAS                                       13.85    15.89    (2.04)    (13)

SAN MARTIN                                    15.22    14.91     0.31       2

TAXCO                                         29.30    24.08     5.22      22

SANTA BARBARA                                 18.45    17.12     1.33       8

      AVERAGE COST                            17.04    16.84     0.20       1

TOTAL PRODUCTION COST-MINES (000)            55,387   61,198   (5,811)     (9)



        COST PER MT PROCESSED

SAN LUIS COBRE (BLISTER)                     620.69   610.92      9.76      2
SAN LUIS ELECTROLITIC (Zn)                   424.09   376.38     47.71     13

NUEVA ROSITA (COKE)*                         115.66   102.25     13.41     13

TOTAL PRODUCTION COST-PLANTS (000)           51,251   54,233    (2,982)    (5)

TOTAL PRODUCTION COST-IMM (000)             106,638  115,431    (8,793)    (8)


*COST PER MT OF PRODUCED OF COKE





















                            MINERA MEXICO, S.A. DE C.V.
                                METALS INVENTORY

                                         SEPT  30th  SEPT 30th   VARIATION
                                            2003        2002        %
GOLD                             (KG)
 CONCENTRATE                                   71          48       48
 IN PROCESS                                   416         391        6
 FINISHED                                      11          18      (39)

           TOTAL                              498         457        9

SILVER                          (KG)
 CONCENTRATE                               19,244      23,038      (16)
 IN PROCESS                               209,730     251,713      (17)
 FINISHED                                   5,655       7,034      (20)

           TOTAL                          234,629     281,785      (17)

LEAD                            (TON)
 CONCENTRATE                                  676         713       (5)
 IN PROCESS                                16,954      17,057       (1)
 FINISHED                                       9           9        0

           TOTAL                           17,639      17,779       (1)

COPPER                          (TON)
 CONCENTRATE                               12,480       5,540      125
 IN PROCESS                                30,958      25,958       19
 FINISHED                                   2,972       9,784      (70)

           TOTAL                           46,410      41,282       12

ZINC                            (TON)
 CONCENTRATE                                5,617       7,251      (23)
 IN PROCESS                                11,003      10,018       10
 FINISHED                                   6,506       4,735       37

           TOTAL                           23,126      22,004        5

TOTAL GROUP (THOUSANDS OF
 MEXICAN PESOS)                         1,128,971   1,025,597       10
















                    MEXICANA DE COBRE / MEXICANA DE CANANEA
                    COMPARATIVE SUMMARY OF PRODUCTION COST
                ACCUMULATED AS OF SEPTEMBER 30th. 2003 AN 2002

                                                     U S      D O L L A R S
                                           REAL     REAL
                                           2003     2002   VARIATION   %
   MINE-CONCENTRATOR
COST PER MT MINED                           0.51      0.45     0.06    14%
COST PER MT MILLED                          4.16      3.53     0.63    18%
TOTAL PRODUCTION COST (000)               80,646    59,568   21,078    35%

   SX-EW PLANTS
COST PER MT OF CATHODES PRODUCED          461.86    432.58    29.28     7%
TOTAL PRODUCTION COST (000)                7,230     5,922    1,308    22%

   S M E L T E R
COST PER MT OF ANODES PRODUCED            266.69    211.18    55.51    26%
TOTAL PRODUCTION COST (000)               41,407    39,082    2,325     6%

   R E F I N E R Y
COST PER MT OF ANODES PRODUCED            100.44     63.64    36.80    58%
TOTAL PRODUCTION COST (000)               12,700     9,604    3,099    32%

   ROD PLANT
COST PER MT OF ROD PRODUCED               90.49     61.70    28.79    47%
TOTAL PRODUCTION COST (000)               3,809     4,630     (821)  (18%)

   PRECIOUS METALS PLANT
COST PER MT OF SLIMES PROCESSED         3,465.74  2,962.40   503.34    17%
TOTAL PRODUCTION COST (000)                2,256     2,733     (477)  (17%)

   TOTAL PRODUCTION COST (000)           148,048   121,536   26,512    22%

                                          US  CENTS PER POUND OF Cu PRODUCED

MINE CONCENTRATOR                           47.7      38.0      9.8    26%
SX-EW PLANTS                                20.9      19.6      1.3     7%
SMELTER                                     12.2       9.7      2.5    26%
REFINERY                                     4.6       2.9      1.7    59%
ROD PLANT                                    4.1       2.8      1.3    46%

                                                 U S    D O L L A R S
                                           REAL      REAL
                                           2003      2002   VARIATION    %
   MEXICANA DE CANANEA
   MINE CONCENTRATOR
COST PER MT MINED                           0.81      0.63     0.19     30%
COST PER MT MILLED                          4.56      3.78     0.78     21%
TOTAL PRODUCTION COST (000)               64,493    55,311    9,182     17%
639
   SX-EW PLANTS
COST PER MT OF CATHODES PRODUCED          555.10    467.71    87.39     19%
TOTAL PRODUCTION COST (000)               20,003    17,045    2,958     17%

  TOTAL PRODUCTION COST (000)             84,496    72,356   12,140     17%


                                          US  CENTS PER POUND OF Cu PRODUCED
MINE CONCENTRATOR                           45.4      39.9      5.5     14%
SX-EW PLANTS                                25.2      21.2      4.0     19%